12-6-2004

04016581

VF 12-3-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 9 2004
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interpacific Investors Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2623 Second Avenue
(No. and Street)

Seattle	WA	98121-1294
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Lundgren 206-269-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Falco Sult & Company, P.S.
(Name – *if individual, state last, first, middle name*)

16150 NE 85th Street, Ste. 203	Redmond	WA	98052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Kline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interpacific Investors Services, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP

Title

Notary Public

TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2008
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

November 2, 2004

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying statements of financial condition of Interpacific Investors Services, Inc. as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

FalcoSult & Company, P.S.

6150 NE 85th St., Ste 203 Redmond, Washington 98052 T 425.883.3111 F 425.861.4658 www.falcosult.com

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Financial Condition

September 30, 2004 and 2003

Assets

	2004	2003
Assets:		
Cash and cash equivalents (including cash segregated in compliance with Federal and other regulations of $ 0 in 2004 and $0 in 2003)	$ 956,316	$ 53,226
Receivable from broker	518,653	826,845
Interest and commissions receivable	108,055	105,592
Miscellaneous receivables	32,822	9,592
Trading securities owned - at market value	1,017,764	734,441
Prepaid expenses and deposits	6,104	6,104
Deferred tax asset	138,000	138,000
	$ 2,777,714	$ 1,873,800

Liabilities and Stockholder's Equity

	2004	2003
Liabilities:		
Payable to brokers and dealers	$ 595,242	$ 322,939
Payable to affiliates	1,297,000	726,310
Commissions payable	52,021	55,185
Securities sold, not yet purchased, at market value	4,800	4,200
Accounts payable, accrued expenses, and other liabilities	88,346	85,468
	2,037,409	1,194,102
Commitments and contingent liabilities:	-	-
Stockholder's equity:		
Common stock, Class "A" voting, $ .10 par value, 500,000 shares authorized, 52,541 shares issued and outstanding	5,254	5,254
Capital in excess of par value	2,577,540	2,577,540
Accumulated deficit	(1,842,489)	(1,903,096)
Total stockholder's equity	740,305	679,698
	$ 2,777,714	$ 1,873,800

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.
Statements of Income
For the Years Ended September 30, 2004 and 2003

	2004	2003
Revenues:		
Trading and commission income	$ 1,657,557	$ 1,740,487
Interest income	339,014	98,113
Unrealized loss on investment and trading securities	(132,212)	-
Other income	4,620	800
Total income	1,868,979	1,839,400
Expenses:		
Commission expense	1,252,175	1,296,064
Office salaries	171,846	162,032
Payroll taxes and employment benefits	47,578	47,007
Rent	65,154	67,265
Office expense, data processing and miscellaneous	55,169	46,027
Promotion, travel and entertainment	1,698	2,197
Professional fees	51,231	43,911
Business taxes, fees and licenses	37,915	33,952
Insurance and bonds	16,415	13,798
Legal settlements	12,000	22,391
Telephone	6,523	7,357
Clearing fees	67,769	81,706
Interest	65,980	19,637
Management services	-	300,000
Total expenses	1,851,453	2,143,344
Net income (loss) before income taxes	17,526	(303,944)
Income tax benefit	43,081	155,502
Net income (loss)	$ 60,607	$ (148,442)

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Years Ended September 30, 2004 and 2003

	Common Stock		Capital in		Total
	Number of Shares	Amount	Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance - September 30, 2003	52,541	$ 5,254	$ 2,577,540	$ (1,903,096)	$ 679,698
Capital contributions	-	-	-	-	-
Net income	-	-	-	60,607	60,607
Balance - September 30, 2004	52,541	$ 5,254	$ 2,577,540	$ (1,842,489)	$ 740,305

	Common Stock		Capital in		Total
	Number of Shares	Amount	Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance - September 30, 2002	52,541	$ 5,254	$ 2,397,071	$ (1,754,654)	$ 647,671
Capital contributions	-	-	180,469	-	180,469
Net loss	-	-	-	(148,442)	(148,442)
Balance - September 30, 2003	52,541	$ 5,254	$ 2,577,540	$ (1,903,096)	$ 679,698

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Cash Flows

For the Years Ended September 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 60,607	$ (148,442)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred tax asset	-	(81,314)
Unrealized loss on investment and trading	132,212	-
(Increase) decrease in operating assets:		
Receivables	305,728	(107,335)
Inventory	(415,535)	691,912
Prepaid expenses and deposits	-	13,001
Investments	-	7,490
Receivable from affiliates	-	4,100
Miscellaneous receivables	(23,230)	31,050
Increase (decrease) in operating liabilities:		
Payable to broker	272,304	(1,088,099)
Payable to affiliates	-	430,000
Commissions payable	(3,164)	3,853
Accounts payable and accruals	2,878	(176,017)
Securities sold	600	(22,318)
Net cash povided (used) by operating activities	332,400	(442,119)
Cash flows from investing activities:		
Proceeds from loans from affiliates	1,750,000	2,000,000
Payments of loans from affiliates	(1,179,310)	(1,703,690)
Net cash provided by investing activities	570,690	296,310

	2004	2003
Cash flows from financing activities:		
Additional capital paid in	$ -	$ 180,469
Net cash provided by financing activities	-	180,469
Increase in cash	903,090	34,660
Cash and cash equivalents at beginning of year	53,226	18,566
Cash and cash equivalents at end of year	$ 956,316	$ 53,226
Supplemental cash flows disclosures:		
Interest paid	$ 42,408	$ 19,637

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Interpacific Investors Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of operations

The Company is a securities dealer trading securities for customers through independent sales representatives and trading securities in its own name for its own benefit. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Basis of presentation

The financial statements include the accounts of the Company and its wholly owned subsidiary. The wholly owned subsidiary operated as a separate entity until September 30, 2003, when it was merged with the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Accounting method

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Deferred income taxes result from unrealized gains or losses in the market values of investment and trading securities and from the carryforward of net operating losses.

Cash and cash equivalents

For the purposes of the statements of cash flows, the Company considers all cash on hand, cash on deposit, and cash invested in financial instruments with an original maturity date of three months or less to be cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As of September 30, 2004 and 2003 respectively, net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 was approximately $486,181 and $463,847 and minimum net capital required under the rule was $100,000 for September 30, 2004 and 2003.

The net capital rule prohibits a broker or dealer from engaging in any securities transactions at a time when aggregate indebtedness to all other persons exceeds fifteen times its net capital. The ratio of aggregate indebtedness to net capital was approximately 0.02 to 1 as of September 30, 2004 and 0.03 to 1 as of September 30, 2003.

NOTE 3 - TRADING SECURITIES OWNED

Trading securities owned consist of the following:

	2004	2003
Municipal bonds	$ 861,498	$ 624,146
Corporate bonds	154,870	108,020
Corporate stocks	1,396	2,275
	$ 1,017,764	$ 734,441

NOTE 4 - INVESTMENTS

At September 30, 2002, the Company had a $7,490 investment in a wholly owned subsidiary. The subsidiary was formed in 1995 and its activity was insignificant through September 30, 2002. During the year ended September 30, 2003, the subsidiary was merged into the Company creating an increase in Capital in Excess of Par Value in the amount of $130,469.

NOTE 5 - COMMITMENTS

At September 30, 2004, the Company is obligated under leases for office space as follows: A month-to-month lease commenced April 1, 2000, with monthly lease payments of $5,104. The lease is with an affiliated corporation.

Rent expense for leased space for the years ended September 30, 2004 and 2003 was $65,154 and $67,265, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is affiliated with numerous other companies through common control and stock ownership. The amount due to affiliates at September 30, 2004 and 2003 is $1,320,572 and $726,310, respectively. The amount receivable from affiliates is $31,961 and $9,592 for 2004 and 2003.

NOTE 6 – RELATED PARTY TRANSACTIONS (continued)

Affiliate receivables consist of non-interest bearing open account balances. Affiliate payables accrue interest at 2.33% per annum.

Management fees paid to Interpacific Investor Services, LLC, a related company, for services rendered to the Company, totaled $300,000 for the year ended September 30, 2003. No management fees were paid for the year ended September 30, 2004.

See Note 4 and 5 for additional related party transactions.

NOTE 7 – CONTINGENT LIABILITY

The Internal Revenue Service had assessed the Company for back taxes for the year ended September 30, 1996 in the amount of $312,940. Of this amount, $52,121 has been paid and $99,813 had been accrued. The Company protested the unpaid amount of $260,819. In March of 2003, the case was settled with a decision amount of $78,245. In 2003, the Company filed an amended return for the year ended September 30, 1996 to capture a net operating loss carry back. In 2003, the company received $74,189 of the taxes paid. An additional refund of $37,068 was applied against interest charges by the Internal Revenue Service in 2004.

The State of Hawaii has assessed the Company for back excise taxes in the amount of $47,742. The Company is contesting the interest on these taxes in the amount of approximately $35,000 and this amount has not been accrued as of September 30, 2004.

NOTE 8 - INCOME TAXES

The Company records income tax consequences in accordance with FAS No. 109, "Accounting for Income Taxes." Under provisions of FAS No. 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

For the years ended September 30, 2004 and 2003, the Company's income tax expense computed at the statutory rate differs from the amount of the income and expenses recorded

NOTE 8 - INCOME TAXES (continued)

on the financial statements due to non-reportable income and expenses, such as municipal bond interest and unrealized gain or loss on investments and trading securities, and the timing differences relating to the methods of computing depreciation expense for financial statement purposes and income tax purposes.

At September 30, 2004 and 2003, deferred tax assets and liabilities consist of the following:

	2004	2003
Deferred tax assets	$ 450,000	$ 460,000
Valuation allowance	(312,000)	(322,000)
	$ 138,000	$ 138,000

As of September 30, 2004, the company has available for carry-forward to future tax years $2,994,272 of net operating losses as follows:

Date of expiration	Amount
2017	$ 331,223
2020	335,329
2021	2,068,632
2023	259,088
	$2,994,272

NOTE 9 - PAYABLE TO BROKERS AND DEALERS

The payable to brokers and dealers is for securities transactions and is collateralized by securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate.

NOTE 10 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased, consists of:

	2004	2003
Municipal bonds	$ 4,800	$ 4,200

* * * *

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying financial statements of Interpacific Investors Services, Inc. as of and for the year ended September 30, 2004 and have issued our report thereon dated November 2, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 to 27 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Falco Sult & Company, P.S.

6150 NE 85th St., Ste 203 Redmond, Washington 98052 T 425.883.3111 F 425.861.4658 www.falcosult.com

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: INTERPACIFIC INVESTORS SERVICE [0013]

SEC File Number: 8- 15487 [0014]

Address of Principal Place of Business: 2623 2ND AVENUE [0020]

SEATTLE [0021] WA [0022] 98121-1294 [0023]

Firm ID: 4879 [0015]

For Period Beginning 07/01/2004 [0024] And Ending 09/30/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Gary J. Lundgren [0030] Phone: (340)772-1776 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

	Allowable	Non-Allowable	Total
1. Cash	922,028 [0200]		922,028 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	557,647 [0295]		
B. Other	[0300]	[0550]	557,647 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	862,948 [0418]		
B. Debt securities	154,870 [0419]		
C. Options	[0420]		
D. Other securities	1,396 [0424]		
E. Spot commodities	[0430]		1,019,214 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	15,888 [0670]	15,888 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	34,063 [0535]	148,135 [0735]	182,198 [0930]
12.	TOTAL ASSETS	2,532,952 [0540]	164,023 [0740]	2,696,975 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	595,244 [1315]	595,244 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	1,297,000 [1355]	1,297,000 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	62,682 [1205]	[1385]	62,682 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	62,682 [1230]	1,892,244 [1450]	1,954,926 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,254 [1792]
C. Additional paid-in capital	2,577,540 [1793]
D. Retained earnings	-1,840,745 [1794]
E. Total	742,049 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	742,049 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,696,975 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2004 [3932] Period Ending 09/30/2004 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	2,818 [3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	195,352 [3939]
	d. Total securities commissions	198,170 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	-29,517 [3949]
	c. Total gain (loss)	-29,517 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	200,863 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	55,347 [3995]
9.	Total revenue	424,863 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	362,319 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	345 [4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	1,280 [4195]
15.	Other expenses	103,652 [4100]
		467,596

16. Total expenses		[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-42,733 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-42,733 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items		-94,030 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		742,049 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		742,049 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		742,049 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	164,023 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-164,023 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		578,026 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. Exempted securities		53,039 [3735]	
2. Debt securities		19,439 [3733]	
3. Options		[3730]	
4. Other securities		209 [3734]	
D. Undue Concentration		1,737 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-74,424 [3740]
10. Net Capital			503,602 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	4,178 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	403,602 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	497,333 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			62,682 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19. Total aggregate indebtedness — 62,682 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 12 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			784,782 [4240]
	A.	Net income (loss)		-42,733 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			742,049 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

INTERPACIFIC INVESTORS SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2004 and 2003

	2004	2003
Net Capital		
Total stockholder's equity qualified for net capital	$ 740,305	$ 679,698
Deduction and/or changes:		
Non-allowable assets		
Miscellaneous receivables	861	-
Prepaid expenses and deposits	6,104	6,104
Receivable from affiliates	31,961	9,592
Deferred tax asset	138,000	138,000
Other adjustments	786	727
	177,712	154,423
Net capital before haircuts on securities positions	562,593	525,275
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities:		
3. State and municipal government obligations	53,039	52,042
4. Corporate obligations	19,439	9,045
8. Other securities	209	341
	72,687	61,428
D. Undue concentration	3,725	-
Net capital	$ 486,181	$ 463,847
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$ 64,774	$ 85,468
Accrued commissions	52,021	55,185
Total aggregate indebtedness	$ 116,795	$ 140,653

(see independent auditors' report)

INTERPACIFIC INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2004 and 2003

		2004		2003
Computation of Basic Net Capital Requirement				
Minimum net capital required	$	100,000	$	100,000
Excess net capital	$	386,181	$	363,847
Excess net capital at 1000%	$	474,502	$	449,780
Percentage: Aggregate indebtedness to net capital		2.40%		3.03%
Percentage: Aggregate indebtedness to net capital after anticipated capital withdrawals		2.40%		3.03%
Reconciliation With Company's Computation (included in Part IIA of Form X-17a-5 as of September 30, 2004)				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	503,602	$	738,223
Audit adjustments increasing (decreasing) equity		(1,744)		(144,375)
Audit adjustments (increasing) decreasing undue concentrations		(1,988)		-
Audit adjustments (increasing) decreasing non-allowable assets:				
Prepaid taxes, deposits, investments		(13,689)		7,989
Deferred tax asset		-		(138,000)
Net capital as computed per this schedule	$	486,181	$	463,837

(see independent auditors' report)

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

November 2, 2004

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

In planning and performing our audit of the financial statements and supplementary information of Interpacific Investors Services, Inc. (the Company), for the years ended September 30, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, or comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. And that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Falco Sult & Company, P.S.